SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2011
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly Held Company

Corporate Taxpayers` ID (CNPJ/MF): 02.558.115/0001-21
Company Registry (NIRE): 33 300 276 963

ANNOUNCEMENT

TIM Participações S.A. (“Company”) hereby announces to its shareholders, the market in general and other interest parties as follows:

Board of Directors of the Company was gathered at the date, October 31st 2011, It was received the resignation letter of Mr. Claudio Zezza from the position of Investor Relations Officer of the Company, being such resignation recorded hereby and deemed effective as from today. The Board Members congratulated Mr. Claudio Zezza during the time he held the position of Investor Relations Officer of the Company and, due to the partial resignation of Mr. Claudio Zezza, approve the creation of the position of Investor Relation Officer separately from the position of Chief Financial Officer, staying at this mentioned position, Mr. Claudio Zezza;

Upon to approval of the new structure of the Board of Executive Officers, the Board Members resolved to elect Mr. Rogério Tostes Lima, to hold the position of Investor Relations Officer of the company.

Rio de Janeiro, October 31st 2011.

Luca Luciani
CEO of TIM Participações S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: October 31, 2011	By:	/s/ Rogerio Tostes

Name: Rogerio Tostes
Title: CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.